Exhibit 99.2

VCG HOLDING CORP.

NOMINATING COMMITTEE CHARTER

(as amended, restated, and adopted by the

Nominating Committee and Board of Directors on December 6, 2004

The purpose of the Nominating Committee of the Board of Directors is to:

1.	Identify and recommend to the Board for election and/or appointment qualified candidates for membership on the Board and the committees of the Board.

2.	Propose a slate of candidates for election as Directors at each annual meeting.

The Committee shall consist of such number of directors as may be designated from time to time by the Board, each of whom shall be independent of the management of the corporation and free of any relationship that, in the opinion of the Board, would interfere with their exercise of independent judgment as Committee members.

Members of the Committee should be considered independent if they have no relationship to the corporation which may interfere with the exercise of their independent judgment. One director who has such a relationship which could interfere with the exercise of their independent judgment, and who is not a current employee or an immediate family member of a current employee, may be appointed to the Committee, if the Board under exceptional and limited circumstances determines that membership on the Committee by the individual is required by the best interest of the corporation and its shareholders, and the Board discloses in the next annual proxy statement subsequent to such determination, the nature of the relationship and the reasons for that determination.

The following are examples of relationships which members of the Committee may have which may interfere with the exercise of their independence from management and the corporation:

1.	A director being employed by the corporation or any of its affiliates for the current year or any of the past three years, other than prior employment as an interim Chairman of the Board or CEO;

2.	A director or immediate family member of the director accepting any compensation in excess of $60,000 from the corporation or any of its affiliates other than compensation set forth under Section 121A(b)(1)-(9) of the AMEX Company Guide;

3.	A director being a member of the immediate family of an individual who is, or has been in any of the past three years, employed by the corporation or any of its affiliates as an executive officer;

4.	A director being a partner in, or a controlling shareholder or an executive officer of, any for profit business organization to which the corporation made, or from the which the corporation received payments that exceed 5% of the organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the most recent three fiscal years;

5.	A director or immediate family member of the director being employed as an executive of another company where during the most recent three fiscal years any of the corporation’s executives served on that company’s compensation committee.

6.	A director who is, or has an immediate family member who is, a current partner of the corporation’s outside auditor, or was a partner or employee of the corporation’s outside auditor who worked on the corporation’s audit at any time during any of the past three years.

The Board may at any time and in its complete discretion remove any member of the Committee and may fill any vacancy in the Committee. The Committee may seek the assistance and counsel of outside advisors at the corporation’s expense, as the Committee determines is appropriate.

In addition to the purposes set forth above, the primary responsibilities of the Committee shall be to:

1.	Develop and recommend to the Board criteria for selecting new Directors and qualifications for members of the committees of the Board.

2.	Select, or recommend for the Board’s selection, individuals for nomination to the Board of Directors.

2.	Review and periodically make recommendations to the Board concerning the composition, size, structure and activities of the Board and the committees of the Board.

3.	Oversee the evaluation of the Committee and the Board.

4.	Annually assess and report to the Board on the performance and effectiveness of the Board, the Committee and the other committees of the Board.

5.	Review conflicts of interest of Directors, senior executives and consider waivers or other action related thereto.

6.	Review this Charter on an annual basis and update it as appropriate, and submit it for the approval of the Board when updated.

7.	Undertake such other responsibilities or tasks as the Board may delegate or assign to the Committee from time to time.

The Committee shall meet at least two (2) times each year, or more frequently as circumstances require. The timing of the meetings shall be determined by the Committee and the Board. A majority of the total number of members shall constitute a quorum of the Committee. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Minutes shall be kept of each meeting of the Committee.